THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months and six months ended March 31, 2008 and the audited financial statements for the year ended September 30, 2007, prepared in accordance with Canadian generally accepted accounting principles, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of May 12, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

Taseko is a mining and mineral exploration company with four properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and three exploration projects: the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In the second quarter of fiscal 2008, Taseko continued to focus on expansion of the concentrator and other production improvements at the Gibraltar mine, project approval for the Prosperity project, and review of potential acquisitions to provide for further corporate growth.

During the three months ended March 31, 2008, Taseko had an operating profit of $28.2 million, and net earnings after tax of $16.2 million, as compared to an operating profit of $26.9 million, and net earnings after tax of $11.5 million for the same period in fiscal 2007.

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

All stages of the Phase One expansion were complete in February 2008 and ramp up to full production is underway. The Phase Two expansion is on schedule for completion by late 2008.

1.2.1 Gibraltar Mine

Taseko's 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Second Quarter 2008 Sales and Inventory

Copper

  Copper in concentrate sales for the quarter were 14.8 million pounds of copper, an increase from the 11.8 million pounds of copper sold during the same quarter in fiscal 2007. Copper in concentrate inventory at March 31, 2008 was 4.1 million pounds (September 30, 2007 – 4.64 million pounds).

  Copper cathode sales were 1.6 million pounds compared to nil in the same quarter of fiscal 2007. Copper cathode in inventory at March 31, 2008 was 0.08 million pounds. (September 30, 2007 – 0.33 million pounds).

  The average price realized for sales of copper in the quarter was US$3.67 per pound compared to US$3.13 per pound in the same quarter of the previous year.

Molybdenum

  Molybdenum concentrate sales in the quarter were 257,000 pounds of molybdenum, an increase from the 155,395 pounds sold in the same quarter of fiscal 2007. Molybdenum in concentrate inventory at March 31, 2008 was 15,300 pounds (September 30, 2007 – 18,100 pounds).

  The average price realized for sales of molybdenum in the quarter was US$33.17 per pound compared to US$26.60 per pound received during the second quarter of fiscal 2007.

Second Quarter 2008 Production

The following is a summary of the operating statistics for the second quarter of 2008 (Q2 2008) compared to the same quarter in fiscal 2007 (Q2 2007).

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Q2 – Fiscal 2008	Q2 – Fiscal 2007
Total tons mined (millions)[1]	9.7	8.7
Tons of ore milled (millions)	2.2	2.3
Stripping ratio	3.2	2.6
Copper grade (%)	0.349	0.315
Molybdenum grade (%Mo)	0.009	0.010
Copper recovery (%)	81.0	78.2
Molybdenum recovery (%)	40.2	33.8
Copper production (millions lb) [2]	13.4	11.8
Molybdenum production (thousands lb)	176	160
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.48	US$0.96
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.44	US$0.37
Total cash costs of production* per lb of copper	US$1.92	US$1.33

Notes to table:
1	Total tons mined includes sulphide ore, oxide ore, low grade stockpile material,overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

2

2008 copper production includes 12.6 million lb in concentrate and 0.8 million lb in cathode. 2007 copper production includes 11.2 million lb in concentrate and 0.6 million lb in cathode 2008 by-product credit is based on pounds of molybdenum and ounces of silver sold.

*Non-GAAP Measures

This document includes certain non-GAAP performance measures including "total cash cost of production" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

Tons mined were higher in the second quarter of fiscal 2008 compared to fiscal 2007 as mine operations in 2008 continued to concentrate on waste stripping to offset shortfalls in prior years, resulting from low equipment availability issues and the world-wide shortage of haulage truck tires. Ore milled in Q2 2008 and Q2 2007 were essentially the same. In Q2 2008, the Phase 1 concentrator expansion was completed and the early stages of ramp up to full production began.

Copper recovery was higher in fiscal Q2 2008 compared with the same quarter in 2007 as a result of improved performance of the new floatation system. Molybdenum production also improved as a result of a 19% increase in recovery over the same period in fiscal 2007.

Cost per pound of copper produced was higher than in the same quarter in 2007 as a result of the influence of the strength of Canadian currency and cost increases in several areas:

•	Canadian to US dollar exchange rate	$0.22/lb
•	Non-capital items associated with initial SAG and ball mill start-ups	$0.11/lb
•	Diesel fuel	$0.07/lb
•	Price of steel (grinding media)	$0.05/lb
•	Additional stripping and long haul pit development	$0.05/lb
•	Major shovel re-build	$0.05/lb

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Off-property costs during the quarter were higher than in the comparable quarter in 2007 as a result of lower applicable pounds of metal moved and higher transportation charges.

Treatment and Refining Agreement

In April 2008, Taseko entered into a six-year agreement commencing in the first fiscal quarter of 2009 and ending on December 31, 2014 with MRI Trading AG, a Swiss-based metal trading house, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, Taseko has secured long-term, fixed, low cost rates for processing approximately 1.1 million tons of copper concentrate production into copper metal. The Company has the right to price payable copper within the concentrate based a quotational period declared prior to, and covering each ensuing calendar year.

Within the framework of this treatment and refining agreement, Taseko has also secured a US$30 million line of credit, to add to its $66 million cash on hand at the end of the quarter.

Concentrator Expansion Project

The two phase expansion underway at the concentrator facility at Gibraltar is continuing on time and on budget. The first phase, which was completed in February, involved the installation of a new 34-foot diameter Semi Autogenous Grinding ("SAG") mill as well as installation of ten new flotation cells and various upgrades to increase the ore processing capacity to 46,000 tons per day ("tpd"). Ramp up to the full rate is expected to occur over the next six months.

The Phase Two expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system and adding a pebble crusher to the SAG mill circuit. Phase two is designed to increase concentrator capacity from 46,000 to 55,000 tpd. Design work and procurement is on schedule for project completion by late 2008.

Labour and Safety

The number of active personnel at the end of the second quarter of fiscal 2008 was 414, compared to 311 at the same period in fiscal 2007.

There were no lost time accidents during the quarter.

Equipment

On May 8, 2008, an electrical transformer supplying power to the concentrator facility at the Gibraltar Mine failed. A replacement transformer has been sourced and is being readied for shipment to the Gibraltar Mine. Production is expected to be curtailed for approximately two weeks until the new transformer is operational.

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2 Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In September 2007, the Company announced the positive results of a feasibility study for the Project. The Company is actively advancing opportunities for improved economic performance through further metallurgical testing and optimization of the concentrator flowsheet, applying the most up-to-date facility designs and construction techniques, and reducing indirect costs. Basic engineering began in January 2008.

The Project is currently in the joint Federal/Provincial Environmental Assessment process. The federal responsible authorities, the Department of Fisheries and Oceans, Transport Canada, and Natural Resources Canada, have recommended to the Federal Minster of Environment that the project be referred to a Joint Panel Review. Provincially, the Executive Director of the Environmental Assessment Office has also referred the project to the Provincial Minister of Environment for a decision regarding a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project and is also engaged in discussions with local First Nations and other communities.

1.2.3 Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan. The review is continuing and plans to move the project forward in 2008 are being evaluated.

1.2.4 Aley Project

Taseko acquired 100% of the Aley niobium project in northern British Columbia in fiscal 2007. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner, and Iamgold, which operates the Niobec Mine in Quebec.

Taseko is evaluating plans to move the project forward in 2008.

1.2.5 Corporate

Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited) ("NVI")

Pursuant to a Notice of Conversion dated April 2, 2008, the convertible debenture (the "Debenture") principal amount of $17 million was converted, effective at $5.14 per common share, which would have resulted in 3,307,393 shares of the Company being transferred to NVI. However, the Company had already filed an action in BC Supreme Court in May 2006, seeking a right of set-off against the Debenture

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

in respect of damages owing from certain latent income tax liabilities that have been provisionally and conservatively quantified as the equivalent of 694,422 shares. The Company therefore took a set off of such shares otherwise issuable pursuant to the conversion provision of the Debenture.

On April 28, 2008, NVI filed a Statement of Claim in the Supreme Court of British Columbia, naming Gibraltar and Taseko as defendants, and seeking an order that Taseko issue the 694,422 common shares withheld from the conversion of the Debenture. Taseko has entered an appearance, will be filing a Statement of Defense and Counterclaim shortly, and will be defending this action vigorously, while at the same time pursuing its original claim against NVI.

1.2.6 Market Trends

Overall, copper prices have been increasing since late 2003 and averaged US$3.22/lb in 2007. Prices have continued to be strong in 2008, averaging US$3.60/lb to April 30. Forecasts suggest that there will be continued strong demand over the medium term, keeping prices above US$2.50/lb, and growing demand over the longer term.

Gold prices have been increasing for more than three years. The gold price averaged approximately US$695/oz in 2007. Prices have continued to be strong in 2008, averaging US$922/oz to April 30. Gold prices are forecast to show continued strength over the medium to long term.

Molybdenum prices increased from US$7.60/lb in 2003 and peaked in 2005 at an average price of US$34/lb. Prices decreased in 2006, averaging US$25.53/lb over the year, and strengthened again in 2007, averaging US$30.47/lb for the year. Molybdenum prices averaged US$33.77/lb to April 30, 2008. Molybdenum prices are expected to moderate but average at or above US$18/lb through 2010.

Over the past two years, the Canadian dollar has strengthened significantly against the United States dollar. The Company sells its products in United States dollar but its expenses are denominated primarily in Canadian dollars. The twelve-month average at March 31, 2007 for one United States dollar was 1.1386 Canadian dollars. The twelve-month average at March 31, 2008 for one United States dollar was 1.032 Canadian dollars. At March 31, 2008, one United States dollar was equivalent to 1.0265 Canadian dollar. The Canadian dollar is expected to remain strong over the next two years, with forecasts anticipating an average of one United States dollar to 1.02 Canadian dollars in 2008 and 1.08 Canadian dollars in 2009.

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at September 30
Balance Sheets	2007	2006	2005
Current assets	$94,619	$149,447	$58,380
Mineral properties	18,407	2,628	3
Property, plant and equipment	158,492	43,817	9,914
Other assets	105,745	101,569	122,700
Total assets	$377,263	$297,461	$190,997
Current liabilities	44,589	47,863	52,205
Other liabilities	169,014	148,664	109,682
Shareholders' equity	163,660	100,934	29,110
Total liabilities & shareholders' equity	$377,263	$297,461	$190,997

	Year ended September 30
Statements of Operations	2007	2006	2005
Revenue	$218,426	$161,900	$87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Amortization	(3,155)	(3,412)	(2,657)
Operating profit	$105,738	$54,860	$13,633

Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange loss (gain)	233	(289)	34
Gain on asset retirement obligation change of estimates	(4,570)	–	–
Loss on sale of equipment	–	–	2,161
Loss on extinguishment of capital leases	–	240	–
General and administration	6,501	5,286	2,412
Ledcor termination fee	–	3,500	–
Gain on sale of marketable securities	(1,508)	–	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair market value of financial instruments	1,925	–	–
Earnings before income taxes	$87,866	$38,961	$5,768
Current income tax recovery (expense)	(3,959)	(4,397)	4,099
Future income tax recovery (expense)	(35,645)	(1,648)	13,423
Earnings for the year	$48,262	$32,916	$23,290
Other comprehensive income (loss):
Unrealized loss on reclamation deposits	(419)	–	–
Unrealized gain (loss) on marketable securities/investments	4,710	–	–
Reclassification of realized gain (loss) on sale of marketable securities	(1,508)	–	–
Tax effect	(445)	–	–
Other comprehensive income	$2,338	$–	$–
Total comprehensive income	$50,600	$32,916	$23,290
Basic earnings per share	$0.37	$0.29	$0.23
Diluted earnings per share	$0.36	$0.26	$0.21
Basic weighted average number of common shares outstanding	129,218	113,554	100,022
Diluted weighted average number of common shares outstanding	142,278	126,462	110,733

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

All numbers, except per-share amounts, are expressed in thousands of Canadian dollars. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2008	2007	2007	2007	2007	2006	2006	2006	2006
Current assets	124,105	117,251	94,619	97,907	114,756	129,940	149,447	68,651	64,839
Mineral properties	19,142	18,941	18,407	15,986	5,468	3,554	2,628	3	3
Properties, plant and
equipment	202,679	182,342	158,492	120,857	95,627	63,281	43,817	31,266	10,022
Other assets	112,926	106,873	105,745	104,781	104,677	104,051	101,569	103,193	122,691
Total assets	458,852	425,407	377,263	339,531	320,528	300,826	297,461	203,113	197,555

Current liabilities	29,976	22,439	44,589	35,225	36,426	37,411	47,863	39,330	40,815
Other liabilities	182,419	173,042	169,014	155,070	151,799	149,912	148,664	97,588	109,158
Shareholders' equity	246,457	229,926	163,660	149,236	132,303	113,503	100,934	66,195	47,582
Total liabilities and
shareholders' equity	458,852	425,407	377,263	339,531	320,528	300,826	297,461	203,113	197,555

Revenue	65,357	44,924	53,998	55,907	51,624	56,897	23,196	59,922	37,511
Mine site operating costs	(28,854)	(19,810)	(17,062)	(21,399)	(18,962)	(30,809)	(8,829)	(31,866)	(22,574)
Transportation and treatment	(7,194)	(5,229)	(5,220)	(4,714)	(5,062)	(6,305)	7,581	(8,973)	(6,643)
Amortization	(1,091)	(701)	(667)	(1,374)	(677)	(437)	(898)	(812)	(852)
	28,218	19,184	31,049	28,420	26,923	19,346	21,050	18,271	7,442
Expenses:
Accretion of reclamation
obligation	313	307	760	339	339	339	433	433	433
Conference and travel	370	157	98	72	156	168	223	39	84
Consulting	52	78	198	138	167	80	137	104	78
Exploration	2,243	2,123	2,320	2,188	2,546	1,913	(155)	2,958	471
Interest expense and accretion
charges	2,032	1,891	2,042	2,199	2,722	1,906	1,678	2,311	1,043
Ledcor termination fee	–	–	–	–	–	–	3,500	–	–
Legal, accounting and audit	326	219	443	130	484	163	(81)	1,061	334
Office and administration	1,454	1,250	975	833	905	762	(107)	1,047	665
Shareholder communications	165	136	99	140	134	113	101	183	97
Trust and filing	105	115	23	20	118	81	55	23	215
Interest and other income	(2,239)	(2,535)	(2,901)	(2,434)	(2,978)	(2,778)	(2,418)	(1,579)	(1,546)
Gain on sale of marketable
securities	(568)	–	–	–	(1,509)	–	–	–	–
Income taxes expense
(recovery)	6,357	(1,315)	15,727	6,739	11,485	5,653	(1,968)	5,603	2,410
Asset retirement obligation
change of estimates	–	(2,413)	(4,570)	–	–	–	–	–	–
Foreign exchange loss (gain)	(1,000)	40	756	1,454	(472)	(1,505)	(132)	323	(448)
Stock-based compensation	1,598	2,772	1,817	1,865	2,330	759	731	1,685	535
Change in fair value of
financial instruments	809	77	617	2,331	(995)	(28)	–	–	–
Earnings for the period	16,201	16,282	12,645	12,406	11,491	11,720	19,053	4,080	3,071
Earnings per share – basic	0.11	0.12	0.10	0.10	0.09	0.09	0.16	0.04	0.03

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The Company's pre-tax earnings for the quarter ended March 31, 2008 were $22.6 million which is comparable to the similar $23.0 million for the three months ended March 31, 2007.

The Company reported revenues of $65.4 million for the quarter, compared to $51.6 million in the second quarter of the prior year. The increase in revenue was the result of an increase in copper concentrate sales to 14.8 million pounds in Q2 2008 from 11.8 million pounds in Q2 2007. The average price per pound of copper sold increased to US$3.67 per pound, up from US$3.13 per pound in the same quarter in fiscal 2007. In addition, copper cathode sales were 1.6 million pounds compared to nil in the same quarter of 2007.

Revenues for the quarter consisted of copper concentrate sales of $50.8 million (2007 – $46.3 million), copper cathode of $5.7 million and molybdenum concentrate sales of $8.9 million (2007 – $4.8 million).

Cost of sales for the second quarter of fiscal 2008 was $36.0 million, compared to $24.0 million for the same period in fiscal 2007. Costs of sales consists of total production cost of $28.9 million (2007 – $19.4 million) for metal produced and sold during the quarter and a concentrate inventory adjustment of $0.5 million (2007 – $0.5 million). Treatment and transportation costs totaling $7.2 million (2007 – $5.1 million) were also included in cost of sales for the second quarter of 2008.

Amortization expense for the quarter was $1.1 million compared to $0.7 million for the same period in fiscal 2007. The increase is the result of capital equipment additions during the quarter as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company also began to amortize deferred stripping which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan. An increase in recoverable reserves during the period resulted in a reduced annual amortization rate.

Exploration expenses increased to $2.2 million in the second quarter of fiscal 2008, compared to $1.9 million for the same period in fiscal 2007. This increase is due to a higher level of exploration activity at the Company's Prosperity project, and related activities. During the quarter, the Company also capitalized $0.2 million (2007 – $2.0 million) of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

General and administrative costs decreased to $2.5 million in the second quarter of fiscal 2008 compared to $2.8 million for the same period in fiscal 2007.

Stock-based compensation decreased to $1.6 million in the current quarter, compared to $2.3 million in the same period in fiscal 2007, as a result of a greater portion of stock based compensation expense having been realized in prior periods.

Interest and other income during the second quarter of fiscal 2008 was $2.2 million as compared to $3.0 million in the second quarter of 2007. The decrease was due to a lower average cash balance in Q2 2008 compared to the same period in the prior year. Interest expense and interest accretion were approximately the same as in the first quarter of 2007.

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company had a future income tax expense of $13.5 million in the current quarter compared to a future income tax expense of $9.0 million in the same period of fiscal 2007. The increase in the future income tax liability is due mainly to additional book-to-tax differences due to the Company's ability to take accelerated tax depreciation on certain mining assets. This is offset partially by future tax recoveries due primarily to a reduction in corporate tax rates announced by the federal government in December 2007 that were substantively enacted during the quarter ended March 31, 2008.

The Company has a tax receivable of $6.3 million (2007 – payable of $6.6 million). The receivable relates to a refund of taxes, previously paid in installments to the taxation authorities, and also accounts for the current tax recovery of $7.2 million (2007 – income tax expense of $2.5 million).

The Company also has a tax liability provision of $25.5 million (2007 – $24.6 million) recorded on the Company's balance sheet in fiscal 2004 in accordance with Canadian generally accepted accounting principles.

1.6 Liquidity

At March 31, 2008, Taseko had working capital of $94.1 million, as compared to a $50.0 million at September 30, 2007. The increase in working capital was primarily a result of the financings discussed below and an increase in taxes receivable.

Management anticipates that revenues from copper and molybdenum in concentrates and copper cathode, along with current cash balances, will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

On October 30, 2007, the Company closed a "bought deal" short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share. The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at $5.20. The underwriters elected to exercise the over-allotment option in full at the closing, resulting in aggregate gross proceeds to the Company of $42.5 million.

On November 13, 2007, the Company completed a private placement financing by issuing 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7.6 million.

Other than those obligations disclosed in the notes to its unaudited financial statements for the period ended March 31, 2008 and its audited annual financial statements for the year ended September 30, 2007, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company's cash and equivalents are invested in business accounts and banker's acceptances with a major Canadian bank, which are available on demand for the Company's programs, and are not invested in any asset backed deposits or similar investments.

Subsequent to the quarter end, in April 2008, the Company converted the convertible debenture held by NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited), by the issuance of common shares (see section 1.2.5 above).

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The Company had no commitments for material capital expenditures as of March 31, 2008.

The Company has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Taseko has secured a US$30 million line of credit pursuant to its treatment and refining agreement, but to date has not drawn any amounts against this facility.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by several public companies, one of which is Taseko. HDI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI during the six months ended March 31, 2008 were $3.8 million, as compared to $2.7 million in the first six months of 2007. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the year ended September 30, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the six months period ended March 31, 2008, the Company increased its mineral reserves at the Company's Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company's property, plant and equipment, the carrying values of the reclamation liability, and the Company's future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

1.13 Change in Accounting Policies including Initial Adoption

Please refer to note 3 of the accompanying unaudited consolidated financial statements.

1.14 Financial Instruments and Other Instruments

Please refer to note 3 of the accompanying unaudited consolidated financial statements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 12, 2008.

	Expiry date	Exercise price	Number	Number
Common shares				144,091,401

Share purchase option	March 27, 2009	$ 2.18	85,000
	March 27, 2009	$ 2.68	102,500
	February 24, 2010	$ 3.07	846,500
	July 3, 2010	$ 4.03	130,000
	September 28, 2010	$ 1.15	1,128,334
	September 28, 2010	$ 2.07	70,000
	September 28, 2010	$ 2.18	40,000
	March 28, 2011	$ 2.18	442,000
	March 28, 2011	$ 2.63	360,000
	March 28, 2011	$ 2.68	90,000
	August 22, 2011	$ 4.09	320,233
	February 24, 2011	$ 4.50	1,370,000
	February 24, 2012	$ 4.50	919,000
	February 24, 2012	$ 3.07	1,818,000
	February 24, 2012	$ 5.06	193,000
	April 22, 2011	$ 5.45	60,000	7,974,567

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the quarter ended March 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

THREE AND SIX MONTHS ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended March 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.